UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

382866101
(CUSIP Number)

C. Dean Metropoulos
Chairman and Chief Executive Officer of Metropoulos & Co.
200 Greenwich Avenue
Greenwich, Connecticut 06830
Fax: (203) 629-6660

With a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention: John C. Kennedy
Fax: (212) 757-3990
Email: jkennedy@paulweiss.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 382866101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. Dean Metropoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000(1)
	8	SHARED VOTING POWER 31,104,988(2)
	9	SOLE DISPOSITIVE POWER 1,500,000(1)
	10	SHARED DISPOSITIVE POWER 31,104,988(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,604,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%(3)
14	TYPE OF REPORTING PERSON IN

1   Represents the 1,500,000 shares of Class A Common Stock (as defined herein) of the Issuer owned directly by Mr. Metropoulos in his individual capacity, which includes (i) 500,000 shares of Class A Common Stock and (ii) 1,000,000 shares of Class A Common Stock that would result from the exercise of 2,000,000 warrants of the Issuer entitling the holder thereof to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share (the “Warrants”) held by Mr. Metropoulos.
2  Represents 31,104,988 Units (as defined herein) that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement (as defined herein), that may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC and each of its series, Hostess CDM Class C, LLC and each of its series and CDM HB Holdings, LLC.  Mr. Metropoulos also has an indirect pecuniary interest in 6,528,217 of such Units.

3 All Ownership percentages set forth in this Schedule 13D are calculated using a denominator of 130,390,905, the sum of (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer on April 19, 2017, (ii) 1,000,000 shares of Class A Common Stock that the Reporting Persons (as defined herein) would receive in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants are exercised and (iii) 31,104,988 shares of Class A Common Stock that would result in the event all of issued and outstanding shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and an equivalent number of Class B Units in Hostess Holdings L.P. (the “Class B Units” and, together with the Class B Common Stock, the “Units”) beneficially owned by the Reporting Persons were exchanged for shares of Class A Common Stock at the current exchange rate of one share of Class A Common Stock per one Unit.

CUSIP No. 382866101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hostess CDM Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,544,568(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,544,568(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,544,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

4  Represents 27,544,568 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by Hostess CDM Co-Invest (as defined herein) and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest. Mr. Metropoulos also has an indirect pecuniary interest in 3,526,064 of such Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDM Hostess Class C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,726,120(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,726,120(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

5  Represents 1,726,120 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by CDM Class C (as defined herein) and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of CDM Class C. Mr. Metropoulos also has an indirect pecuniary interest in 1,167,853 of such Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDM HB Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,834,300(5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,834,300(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

5  Represents 1,834,300 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by CDM HB (as defined herein) and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of CDM HB. Mr. Metropoulos also has an indirect pecuniary interest in all of the 1,834,300 Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 6 of 10

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2016, as amended to date (the “Statement”), relating to the Class A common stock, par vaue $0.0001 per share (the “Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

As of April 24, 2017, as reflected in this Amendment, the Reporting Persons beneficially owned 32,604,988 shares of Class A Common Stock (the “Subject Shares”), representing approximately 25.0% of the issued and outstanding Class A Common Stock.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) & (f)

This Amendment is filed jointly, pursuant to a joint filing agreement, by (i) C. Dean Metropoulos (“Metropoulos”), a natural person, US citizen, Chairman and Chief Executive Officer of Metropoulos & Co., a boutique acquisition and management firm focusing on the food and consumer sectors, (ii) Hostess CDM Co-Invest, LLC, a Delaware series limited liability company and its series (collectively, “Hostess CDM Co-Invest”), (iii) CDM Hostess Class C, LLC, a Delaware series limited liability company and its series (collectively, “CDM Class C”) and (iv) CDM HB Holdings, LLC, a Delaware limited liability company (“CDM HB” and together with Mr. Metropoulos, Hostess CDM Co-Invest and CDM Class C, collectively the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated April 24, 2017, a copy of which is attached hereto as Exhibit A.

Mr. Metropoulos serves as the managing member of each Reporting Person that is a limited liability company.

The principal business address for each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On November 18, 2016, Mr. Metropoulos transferred to CDM HB the 2,496,000 Units received by him at Closing as a one-time issuance pursuant to the Executive Chairman Employment Agreement.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 382866101	SCHEDULE 13D	Page 7 of 10

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

All ownership percentages set forth in this Schedule 13D are calculated using a denominator of 130,390,905, the sum of (i) 99,285,917 shares of Class A Common Stock outstanding as of April 18, 2017, as reported in the Current Report on Form 8-K filed by the Issuer on April 19, 2017, (ii) 1,000,000 shares of Class A Common Stock that the Reporting Persons would receive in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants are exercised and (iii) 31,104,988 shares of Class A Common Stock that would result in the event all of issued and outstanding shares of the Issuer’s Units beneficially owned by the Reporting Persons were exchanged for shares of Class A Common stock at the current exchange rate of one share of Class A Common Stock per one Unit.

Hostess CDM Co-Invest
Hostess CDM Co-Invest directly holds 27,544,568 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in that certain Exchange Agreement, dated November 4, 2016, among the Issuer, Hostess Holdings L.P., Mr. Metropoulos, Hostess CDM Co-Invest and CDM Class C (the “Exchange Agreement”) or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, Hostess CDM Co-Invest is the beneficial owner of 27,544,568 shares of Class A Common Stock underlying such Units, representing approximately 21.1% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos.

CDM Class C
CDM Class C directly holds 1,726,120 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, CDM Class C is the beneficial owner of 1,726,120  shares of Class A Common Stock underlying such Units, representing approximately 1.3% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos.

CDM HB
CDM HB directly holds 1,834,300 Units that it may exchange for, at the option of the Issuer, the number of shares of Class A Common Stock specified in the Exchange Agreement or the cash equivalent of such shares of Class A Common Stock, on the terms and conditions set forth therein. Pursuant to Rule 13d-3 under the Act, CDM HB is the beneficial owner of 1,834,300 shares of Class A Common Stock underlying such Units, representing approximately 1.4% of the issued and outstanding shares of Class A Common Stock, and shares the power to vote and dispose of such Class A Common Shares with its managing member, Mr. Metropoulos.

Mr. Metropoulos
Mr. Metropoulos directly holds 500,000 shares of Class A Common Stock and has the sole power to vote and dispose of such shares.

Mr. Metropoulos also directly holds 2,000,000 Warrants entitling him to purchase one-half of one share of Class A Common Stock per warrant at $5.75 per half share. Pursuant to Rule 13d-3 under the Act, Mr. Metropoulos is the beneficial owner of 1,000,000 shares of Class A Common Stock underlying such Warrants and has the sole power to vote and dispose of such Class A Common Shares.

Collectively, Mr. Metropoulos is the direct beneficial owner of 1,500,000 shares of Class A Common Stock, representing approximately 1.2% of the issued and outstanding shares of Class A Common Stock.

CUSIP No. 382866101	SCHEDULE 13D	Page 8 of 10

Mr. Metropoulos, as the managing member of Hostess CDM Co-Invest has the ability to direct the management and the business of Hostess CDM Co-Invest, including the power to vote and dispose of securities held by Hostess CDM Co-Invest. Mr. Metropoulos may, therefore, be deemed to beneficially own 27,544,568 shares of Class A Common Stock, representing approximately 21.1% of the issued and outstanding shares of Class A Common Stock, directly held by Hostess CDM Co-Invest.

Mr. Metropoulos, as the managing member of CDM Class C has the ability to direct the management and the business of CDM Class C, including the power to vote and dispose of securities held by CDM Class C. Mr. Metropoulos may, therefore, be deemed to beneficially own 1,726,120 shares of Class A Common Stock, representing approximately 1.3% of the issued and outstanding shares of Class A Common Stock, directly held by CDM Class C.

Mr. Metropoulos, as the managing member of CDM HB has the ability to direct the management and the business of CDM HB, including the power to vote and dispose of securities held by CDM HB. Mr. Metropoulos may, therefore, be deemed to beneficially own 1,834,300 shares of Class A Common Stock, representing approximately 1.4% of the issued and outstanding shares of Class A Common Stock, directly held by CDM HB.

In the aggregate, Mr. Metropoulos is the beneficial owner of 32,604,988 shares of Class A Common Stock, representing approximately 25.0% of the issued and outstanding shares of Class A Common Stock.

(c)

On December 12, 2016, CDM HB sold 566,500 shares of Class A Common Stock in open market transactions at a weighted average price per share of $12.8775. The shares were sold in multiple transactions at prices ranging from $12.80 to $12.97, inclusive. CDM HB undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On December 13, 2016, CDM HB sold 50,000 shares of Class A Common Stock in open market transactions at a weighted average price per share of $12.9664. The shares were sold in multiple transactions at prices ranging from $12.96 to $13.00, inclusive. CDM HB undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On December 14, 2016, CDM HB sold 45,200 shares of Class A Common Stock in open market transactions at a weighted average price per share of $12.95. The shares were sold in multiple transactions at prices ranging from $12.95 to $12.96, inclusive. CDM HB undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On April 19, 2017, CDM Class C sold 600,000 shares of Class A Common Stock pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Rule 424(b)(4) final prospectus supplement (File No. 333-214603) filed with the Securities and Exchange Commission on April 13, 2017, and the underwriting agreement dated as of April 12, 2017 (the “Underwriting Agreement”), among the Issuer, CDM Class C, AP Hostess Holdings, LP and Gores Sponsor LLC (the “Selling Shareholders”), and Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, as representatives of the underwriters (the “Underwriters”).

CUSIP No. 382866101	SCHEDULE 13D	Page 9 of 10

Following the sale of the Class A Common Stock by the CDM Class C, CDM Class C is the record holder of an aggregate of 1,726,120 shares of Class A Common Stock, which represents approximately 1.3% of the Issuer’s outstanding Class A Common Stock.

Other than these sales and the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Underwriting Agreement
On April 12, 2017, the Issuer, the Selling Shareholders, and the Underwriters entered into the Underwriting Agreement with respect to, among other things, the sale by CDM Class C of up to an aggregate of 600,000 shares of Class A Common Stock of the Issuer (including 78,261 shares sold pursuant to the Underwriters’ exercise of their overallotment option in full).  The sale of the 600,000 Class A Common Stock by CDM Class C closed on April 19, 2017.
Lock-up Agreement
In connection with the Offering, the Selling Shareholders entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters, pursuant to which CDM Class C, Hostess CDM Co-Invest, CDM HB and Mr. Metropoulos agreed that for the period from April 10, 2017 until May 31, 2017, except with the prior written consent of the Underwriters, they would not, among other things and subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, with respect to, any shares of Class A Common Stock, any other securities of the Issuer that are substantially similar to Class A Common Stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for, the foregoing (collectively, the “Lock-Up Securities”); or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise.
The summaries of the Underwriting Agreement and the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements.  The Underwriting Agreement is attached as Exhibit K to this Amendment, and is incorporated herein by this reference. The Form of Lock-Up Agreement is attached as Exhibit L to this Amendment, and is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith or incorporated by reference as Exhibits into this Schedule 13D:

Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).
Exhibit B	Master Transaction Agreement (incorporated by reference from Exhibit 2.1 of the Issuer’s 8-K filed with the SEC on July 5, 2016).
Exhibit C	Contribution and Purchase Agreement (incorporated by reference from Exhibit 10.20 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit D	Executive Chairman Employment Agreement (incorporated by reference from Exhibit 10.22 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit E	Executive Chairman Director Agreement (incorporated by reference from Exhibit 10.23 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit F	Sponsor Letter Agreement (incorporated by reference from Annex K of the Issuer’s Schedule 14A filed with the SEC on October 11, 2016).
Exhibit G	Certificate of Incorporation (incorporated by reference from Exhibit 3.1 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit H	Exchange Agreement (incorporated by reference from Exhibit 10.19 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit I	Tax Receivable Agreement (incorporated by reference from Exhibit 10.15 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit J	Registration Rights Agreement (incorporated by reference from Exhibit 10.21 of the Issuer’s 8-K filed with the SEC on November 4, 2016).
Exhibit K
Underwriting Agreement, dated April 12, 2017, by and among the Issuer, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and each selling shareholder named therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37540) filed by the Issuer with the Securities and Exchange Commission on April 19, 2017).

Exhibit L
Form of Lock-Up Agreement by and between Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC and each of the selling stockholders (incorporated by reference to Annex I to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-37540) filed by the Issuer with the Securities and Exchange Commission on April 19, 2017).

CUSIP No. 382866101	SCHEDULE 13D	Page 10 of 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2017

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HOSTESS CLASS C, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HB HOLDINGS, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of April 24, 2017

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HOSTESS CLASS C, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

CDM HB HOLDINGS, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary